Part III – 7a

Available Instructions and Designations for the Conditional Session Only: In addition to the instructions above, the following instructions may be placed on orders entered into the Conditional Session:

(i)	Conditional Indicator: Peg orders entered into the Conditional Session are by default designated as Conditional Orders. Conditional Orders are not firm and must respond affirmatively to an electronic message ("an invitation to Firm-Up") from the MatchIt Conditional Session by transmitting a Firm-Up Response Order to be eligible to be executed against contra-side orders.

(ii)	Firm-Up Response Order: These orders are entered as IOC orders in response to invitations from the MatchIt Conditional Session and will carry instructions, including an Invitation ID and response size, that cannot be greater than the size specified in the invitation, which will allow for the order to be executed if eligible contra-side interest remains on the book upon receipt.

(iii)	Response Time: This instruction limits the time period that any contra side Conditional Orders have to respond to an invitation to Firm-Up with a Firm-Up Response Order. When this instruction is present on an IOC order, the time period begins when MatchIt receives the IOC order. When this instruction is present on a Conditional Order, the time period begins when MatchIt receives a contra side IOC order or the last Conditional Order in a potential match. Firm-Up Response Orders received after the expiration of the Response Time will not be eligible for execution and will be cancelled by MatchIt.

(iii)	Price Offset: This instruction may be placed on Peg-Market and Peg Primary Conditional Orders and IOC Orders. The Price Offset must be expressed in positive or negative increments of $0.01 for symbols priced above $1.00 and positive or negative increments of $0.0001 for symbols under $1.00. The offset increases or decreases the price an order can pay in relation to the NBBO.

(iv)	In-Bound Retail Designation: VAL receives orders from other broker-dealers for execution by its market making business ("Retail Orders"). VAL may transmit an order to the Conditional Session that represents a Retail Order and will designate the order with an In-Bound Retail designation ("In- Bound Retail Orders") if the order is generated prior to exposing the retail interest to VAL's market making algorithms. Contra-side orders must be designated as eligible to interact with In-Bound Retail Orders. VAL exercises discretion with regard to whether to route In-Bound Retail orders to the Conditional Session and which contra-side orders are eligible to interact with In-Bound Retail Orders.

(v)	In-Bound Retail Eligible: VET may transmit algorithmic orders to the Conditional Session. VAL or a VAL Affiliate may transmit orders with a designation that specifies that the algorithmic order is eligible to interact with orders designated as In-Bound Retail Orders. VAL's decision to allow an order to be designated as In-Bound Retail Eligible will be entirely discretionary and determined by subjective criteria such as the breadth of the client relationship, commission rates, or other factors

(vi)	In-Bound Retail Only: This designation specifies that the algorithmic order is eligible to only interact with orders designated as In-Bound Retail Orders.